[WFAM Logo]

March 10, 2021

Dear Valued Shareholder:

Our proxy solicitation firm, AST Fund Solutions, LLC (“AST”), recently contacted you regarding your investment in the Wells Fargo International Value Fund (the “Fund”). At that time, you requested they do not contact you again by phone regarding this matter. We understand and respect your wishes to not be contacted via phone again by AST and we sincerely apologize for any inconvenience these calls may have been.

Please be advised that, to date, the Fund has not received the minimum number of shareholder votes required by law to proceed with its important proposal (as outlined in the proxy materials previously mailed to you).

Unfortunately, we will need to continue to contact shareholders until we obtain the minimum number of votes necessary and are reaching out to you again, via this mailing, to respectfully reiterate how critical it is for you to vote your shares.

To vote, please call (800) 207-3156 between 9 a.m. and 10 p.m. Eastern Time, Monday through Friday, and provide the reference number listed below. The call will take less than two minutes of your time.

REFERENCE NUMBER:  123456789

As detailed in the proxy materials, after careful consideration, the Board of Trustees of Wells Fargo Funds Trust unanimously recommends that shareholders vote “FOR” the proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/WellsFargo/docs/InternationalValue.pdf. Please read the proxy statement carefully because it contains important information.

Please vote now so that your response is received before the special shareholder meeting on April 7, 2021.

We truly appreciate your investment and thank you for your help and support.

Sincerely,

/s/ Andrew Owen

Andrew Owen

President

Wells Fargo Funds

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company. Neither Wells Fargo Funds Distributor nor Wells Fargo Funds Management holds fund shareholder accounts or assets. This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE